--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         SCHEDULE 13D - Amendment No. 4

                    Under the Securities Exchange Act of 1934

                                  MedPlus, Inc.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   585 04P 103
                                 (CUSIP Number)


                             Leo C. Farrenkopf, Jr.
                         Quest Diagnostics Incorporated
                               One Malcolm Avenue
                               Teterboro, NJ 07608
                                 (201) 393-5143)

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 November 1, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to who copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. - 585 04P 103

1) Names of Reporting Persons IRS Identification Nos. of Above Persons (entities only)

             Quest Diagnostics Ventures LLC - (FEIN No. 22-3695707)

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [x]

3)   SEC Use Only

4)   Source of Funds (See Instructions)
     WC

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                  [ ]

6)   Citizenship or Place of Organization
     Delaware, USA (as to each Reporting Person--(entities only))

       Number of                   (7)  Sole Voting Power
         Shares                         0*
       Beneficially
         Owned by                  (8)  Shared Voting Power
       Each Reporting                   0*
        Person With
                                   (9)  Sole Dispositive Power
                                        0*

                                   (10) Shared Dispositive Power
                                        0*

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     0*

12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                               [ ]

13)  Percent of Class Represented by Amount in Row (11)
     0*

     Type of Reporting Person (See Instructions)

14)  OO
     Quest Diagnostics Ventures LLC is a Delaware limited liability company


* As a result of the transactions described in the paragraphs amending Item 4, all of the shares of Common Stock of MedPlus and Series A Convertible Preferred Stock of MedPlus held by Quest Diagnostics Ventures have been cancelled. See the paragraphs amending Item 4 for more details.

1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

             Quest Diagnostics Incorporated - (FEIN No. 16-1387862)

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [x]

3)   SEC Use Only

4)   Source of Funds (See Instructions)
     WC

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                  [ ]

6)   Citizenship or Place of Organization
     Delaware, USA (as to each Reporting Person-- (entities only))

       Number of                    7) Sole Voting Power
        Shares                         1,000*
      Beneficially
        Owned by                    8) Shared Voting Power
      Each Reporting                   0
       Person With
                                    9) Sole Dispositive Power
                                       1,000*

                                   10) Shared Dispositive Power
                                       0


11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,000* Shares

12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                               [ ]

13) Percent of Class Represented by Amount in Row (11)

    100%*

14) HC



* Represents the total share capital of MedPlus as the Surviving Corporation (as defined in the paragraphs amending Item 4), which as a result of the transactions described in the paragraphs amending Item 4, is a wholly owned subsidiary of Quest Diagnostics Incorporated. See the paragraphs amending
   Item 4 for more details.

                         SCHEDULE 13D - AMENDMENT NO. 4

         The undersigned hereby amend their Schedule 13D, dated June 28, 2000, as amended by Amendment No. 1 thereto, dated July 31, 2000, Amendment No. 2 thereto, dated April 2, 2001 and Amendment No. 3 thereto, dated April 27, 2001 (this "Statement"), relating to the common stock, no par value ("Common Stock"), of MedPlus, Inc., an Ohio corporation ("MedPlus"), as set forth below. Notwithstanding such amendment, each prior text of the Statement speaks as of the respective date thereof.

Item 4 of the Statement entitled "Purpose of Transaction" is hereby amended by the addition of the following paragraphs at the end thereof:

         "On October 18, 2001, the shareholders of MedPlus, at an annual meeting of shareholders, approved a proposal to adopt and approve the Merger Agreement and to approve the Merger. On November 1, 2001, the Merger was consummated in accordance with the terms of the Merger Agreement. As a result of the Merger, Q-M Merger Sub, Inc., a wholly owned subsidiary of Quest Diagnostics ("Q-M Merger Sub"), merged with and into MedPlus with MedPlus continuing as the surviving corporation (the "Surviving Corporation"), and becoming a wholly owned subsidiary of Quest Diagnostics. At the effective time of the Merger, each share of common stock, par value $0.01 per share, of Q-M Merger Sub issued and outstanding immediately prior to the effective time of the Merger was converted and exchanged for one share of common stock, no par value, of Surviving Corporation and, therefore, Quest Diagnostics owns 1,000 shares of common stock, no par value, of the Surviving Corporation, which represents 100% of the outstanding shares of capital stock of the Surviving Corporation. In addition, at the effective time of the Merger each outstanding share of Common Stock and Series A Convertible Preferred Stock of MedPlus not beneficially owned by Quest Diagnostics was cancelled and converted automatically into the right to receive $2 per share in cash, without interest. The shares of Common Stock held by Quest Diagnostics Ventures were cancelled at the effective time of the Merger and Quest Diagnostics Ventures, therefore, ceased to be a beneficial owner of any class of securities of MedPlus. To the knowledge of Quest Diagnostics and Quest Diagnostics Ventures, there were no MedPlus shareholders who demanded appraisal rights in accordance with the General Corporation Law of Ohio.

         As a result of the Merger, MedPlus will no longer be a reporting company subject to the Act, and has filed a Form 15 with the SEC to that effect, and therefore, neither Quest Diagnostics Ventures nor Quest Diagnostics is obligated to file subsequent amendments to this Statement hereafter."

         Item 5 of the Statement entitled "Interest in Securities of the Issuer" is hereby deleted in its entirety and replaced with the following paragraph:

         "On October 18, 2001, the shareholders of MedPlus, at an annual meeting of shareholders, approved a proposal to adopt and approve the Merger Agreement and to approve the Merger. On November 1, 2001, the Merger was consummated in accordance with the terms of the Merger Agreement. As a result of the Merger, Q-M Merger Sub, Inc., a wholly owned subsidiary of Quest Diagnostics ("Q-M Merger Sub"), merged with and into MedPlus with MedPlus continuing as the surviving corporation (the "Surviving Corporation"), and becoming a wholly owned subsidiary of Quest Diagnostics. At the effective time of the Merger, each share of common stock, par value $0.01 per share, of Q-M Merger Sub issued and outstanding immediately prior to the effective time of the Merger was converted and exchanged for one share of common stock, no par value, of Surviving Corporation and, therefore, Quest Diagnostics owns 1,000 shares of common stock, no par value, of the Surviving Corporation, which represents 100% of the outstanding shares of capital stock of the Surviving Corporation. In addition, at the effective time of the Merger each outstanding share of Common Stock and Series A Convertible Preferred Stock of MedPlus not beneficially owned by Quest Diagnostics was cancelled and converted automatically into the right to receive $2 per share in cash, without interest. The shares of Common Stock held by Quest Diagnostics Ventures were cancelled at the effective time of the Merger and Quest Diagnostics Ventures, therefore, ceased to be a beneficial owner of any class of securities of MedPlus. To the knowledge of Quest Diagnostics and Quest Diagnostics Ventures, there were no MedPlus shareholders who demanded appraisal rights in accordance with the General Corporation Law of Ohio.

         As a result of the transactions described above, other than the 1,000 shares of common stock, no par value, of the Surviving Corporation, Quest Diagnostics does not beneficially own any shares of Common Stock or Series A Convertible Preferred Stock of MedPlus.

         As a result of the transactions described above, Quest Diagnostics Ventures does not own any shares of Common Stock or Series A Convertible Preferred Stock of MedPlus."

         Item 7 of the Statement entitled "Material to be Filed as Exhibits" is hereby amended by the addition of the following exhibit.

         Exhibit 7: Press Release of Quest Diagnostics dated November 1, 2001 announcing the consummation of the Merger.


                                    Signature

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  November 1, 2001
                                            QUEST DIAGNOSTICS VENTURES LLC

                                            By: /s/ Leo C. Farrenkopf, Jr.
                                               ---------------------------------
                                            Name:  Leo C. Farrenkopf, Jr.
                                            Title: Secretary



                                            QUEST DIAGNOSTICS INCORPORATED


                                            By: /s/ Leo C. Farrenkopf, Jr.
                                               ---------------------------------
                                            Name:  Leo C. Farrenkopf, Jr.
                                            Title: Vice President and Secretary

                               INDEX TO EXHIBITS

Exhibit No.       Description
-----------       -----------

7* Press Release dated November 1, 2001 issued by Quest Diagnostics announcing the consummation of the Merger.






----------
*       Filed herewith.